Exhibit 10.17

April 9, 2013

Ms. Barbara Santoro
[Address Redacted]

Dear Barbara:

I am pleased to present you with an offer of employment to join New Security as the Senior Vice President (“SVP”) and General Counsel reporting to the Chief Executive Officer (to be named). This position will be located in Carmel, Indiana. Your employment with this new company and in this role will begin on the day that the residential security and commercial security businesses are successfully spun-off from Ingersoll Rand (“Transaction Date”) and a new standalone publicly traded company is formed (“New Security”). In addition, you will become an Officer of New Security effective on the Transaction Date. I look forward to your acceptance of this offer and becoming a part of the New Security leadership team.

The compensation, benefits and other aspects of your offer are outlined below and will become effective on the Transaction Date:

1.
Your base salary will be set at an annual rate of $350,000 (Three Hundred and Fifty Thousand U.S. dollars) which will be paid in accordance with New Security’s payroll cycles for salaried U.S. employees. You will be eligible for merit increase consideration during the annual merit increase cycle. You will continue to earn a base salary at your current rate through the Transaction Date.

2.
This position is “incentive eligible,” which means you will participate in the New Security Annual Incentive Plan (“AIP”) which will be designed and approved prior to the Transaction Date. Your annual opportunity is targeted at 65% of your base salary or $227,500. The actual award that you may receive can range from 0% to 200% of the targeted amount depending upon your performance and the performance of New Security.

Using the metrics assigned to Corporate employees, you will continue to participate in the Ingersoll Rand 2013 Annual Incentive Matrix (“AIM”) program at your current compensation level through the Transaction Date. Assuming a December 2, 2013 Transaction Date, your Ingersoll Rand AIM target would be prorated by 11/12’s and then adjusted for Corporate and individual performance. Immediately after the Transaction Date, you will participant in the AIP at the target opportunity level outlined above. Any incentive earned under the AIP will be based on the metrics established by the Compensation Committee of New Security (the “Committee”).

3.
You will be eligible to receive annual equity awards under the New Security Incentive Stock Plan (“ISP”) as administered by the Committee. The ISP will be developed and approved for implementation prior to the Transaction Date. Your annual opportunity has a targeted value of $375,000 and the number of stock options, Restricted Stock Units (“RSUs”), and/or Performance Share Units (“PSUs”) granted will be based on the Fair Market Value (“FMV”) of New Security’s ordinary shares on the date the Committee approves the award. The mix of equity awards, the terms, and the design of the Performance Share Program (“PSP”) is intended to be similar in nature as provided to Ingersoll Rand plan participants, however, the final design will be determined by the Committee. The PSP will measure performance over a three-year period, therefore, the award granted to you in 2014 would be settled in early 2017 (based on performance during the 2014 to 2016 measurement period). Your first grant of stock options, RSUs, and/or PSUs is expected to occur within 90 days of the Transaction Date. Annual equity grants are contingent on and variable with your sustained performance and demonstrated leadership potential.

4.
When you consider each of the above items, your Total Annual Direct Compensation (“TDC”) target is $952,500 which, as a result of this promotion, is an increase of 24.8% as compared to your current Ingersoll Rand compensation.

5.
In consideration of the Ingersoll Rand PSU grants that will be prorated on the Transaction Date, you will receive two New Security PSU grants at that time. The target number of PSUs awarded will be based on the FMV of New Security’s ordinary shares on the date the Committee approves the award:

a.
The first grant will be based on 2014 performance and will have a target value of $62,500 (16.7% of $375,000 projected PSU award target). The actual number of PSUs earned will be based on metrics established by the Committee and settled in early 2015.

b.
The second grant will be based on performance during the 2014 to 2015 measurement period and will have a target value of $125,000 (33.3% of $375,000 projected PSU award target). The actual number of PSUs earned will be based on metrics established by the Committee and settled in early 2016.

6.
In recognition of the critical nature of your role and your assistance in implementing the spin-off, we are providing you with a transition bonus in an amount of $150,000. This cash bonus will be paid to you in two installments (50% on the Transaction Date and 50% one year later). To be eligible for a payment, you must be actively employed by New Security on each of the payment dates. This bonus is contingent on the transaction actually taking place. If the transaction is not finalized, the bonus will not be paid. Within 30 days upon acceptance of this offer, you will be provided with a Transition Agreement that outlines the terms of this bonus

7.
You will participate in a Supplemental Executive Retirement Plan (“SERP”) at New Security and your benefits will accrue in accordance with the terms and provisions of the Ingersoll Rand Elected Officer Supplemental Plan (“EOSP”). Service credits earned under the Ingersoll Rand EOSP will transfer to the New Security SERP (you will be provided with a statement documenting this service credit transfer within 30 days after accepting this offer). In addition, in the event of a Change-in-Control (“CIC”) after New Security has been formally established and you were to experience a loss of job within two years after the CIC (in accordance with the CIC Plan), an additional two years of age and service credit will be added to your EOSP calculation. In no case will the number of years of service credit exceed what is allowable under the EOSP (which is 35 years of service credit).

8.
You will be eligible to participate in all applicable benefit programs offered to New Security salaried employees in accordance with the terms and conditions of those programs including qualified and non-qualified 401k and pension plans. Please note that your medical, dental and life insurance coverage with New Security will commence on January 1, 2014, however, you will continue to be covered under the Ingersoll Rand plans through December 31, 2013.

9.	You will be eligible to participate in the following programs offered to Officers of New Security:

a.	Deferred Compensation Plan: You will be eligible to participate in a deferred compensation plan that will be established by New Security.

b.
Company Car:     You will be eligible for a monthly car allowance in the amount of $1,250 per month ($15,000 annually) which represents the approximate value of the automobile benefit provided to you by Ingersoll Rand. In addition, you will be given an opportunity to purchase your current Ingersoll Rand company-provided automobile at book value. All of this allowance will be imputed to your annual income.

c.	Financial Counseling: You will be eligible for a tax, estate, and financial planning services allowance up to $9,000 per year. All of this allowance will be imputed to your annual income.

d.	Executive Health Program: You will be eligible to participate in an executive physical examination program that will be established for New Security in an amount not to exceed $1,500 annually.

10.
You will participate in a retiree medical plan which will subsidize retiree medical benefits in a manner that mirrors the Ingersoll Rand retiree medical plan in which you currently participate (Plan 601).

11.	You will be eligible for paid vacation, which in your case is four (4) weeks. Vacation days will be earned and accrued on a monthly basis each calendar year.

12.
You will participate in the New Security Change in Control Plan (“CIC Plan”), which provides economic security in the form of cash payments to the participant and enhanced coverage under certain benefit plans in the event of a loss of job caused by the sale of all or a substantial part of New Security (in accordance with the CIC Plan). Your severance payment under the CIC Plan will be equal to 2 times your base salary plus your annual incentive target. No excise tax gross-ups will be provided, however, your CIC related cash severance benefit will be adjusted to provide you with the greater after-tax benefit between:

a.	Cash severance payments paid in full, with you being responsible for all taxes incurred,
or

b.	Cash severance payments reduced to avoid triggering excise taxes.
Furthermore, under the terms of the stock awards, unvested stock options (if applicable) and Restricted Stock Units (if applicable) would vest in full and outstanding Performance Share Units (if applicable) would vest on a pro-rated basis at target award levels.
You will be provided with a copy of the CIC Plan within 30 days of your acceptance of this offer.

13.
You will be eligible for New Security’s Relocation Program to Carmel, Indiana. In addition, you will be provided with a loss on sale protection of your current residence not to exceed $100,000 (based on the original purchase price of your home, excluding capital improvements), which will be tax assisted. Also, you will be expected to move within one year of the Transaction Date (currently projected to be December 2, 2014). In addition, you will be eligible for reimbursement of up to $10,000 for moving of household goods to an apartment prior to your full relocation (not tax assisted).

14.
The Major Restructuring Severance Plan covers termination scenarios up to one year from the Transaction Date. Following that period, in the unlikely event of your involuntary termination from New Security other than for cause and after the Major Restructuring Severance Plan has expired, in exchange for a signed severance agreement in a form acceptable to New Security along with a release of all claims you may have or allege, you will receive: a) severance of one year’s base salary paid in cash within 30 days of your termination plus, b) the amount of any AIP up to your prorated (to the last day worked) target for the plan year in which you are terminated, which would be paid in accordance with plan provisions.

15.
Based on your role in New Security, you are restricted from transactions involving ordinary shares of Company stock (exercising options, moving in or out of ordinary shares held in company plans, or buying or selling ordinary shares on the open market) except during designated window periods.

Furthermore, you will be required to comply with the stock ownership requirements that will be established for the Officers of New Security.

This offer is contingent upon your acceptance of a Proprietary Information agreement attached hereto. To accept this offer, please sign as indicated under the Candidate Acceptance section below. In addition, sign the Proprietary Information Agreement and return all of these materials to Jeff Blair, Vice President of Total Rewards, Ingersoll Rand.

Subject to the confirmation of the transaction, this letter will be a contractual obligation of New Security effective on the Transaction Date. Nothing in this letter alters your at-will employment status with New Security. In addition, nothing in this letter prevents New Security from changing or modifying plans, benefit designs, or compensation on a going forward basis. New Security may also require you to sign other documents as part of its on-boarding process. Any compensation or benefits payable pursuant to this offer will be subject to applicable claw-back policies of New Security as in effect from time to time.

Barbara, we all believe that you will make a significant contribution to New Security and I look forward to you accepting this offer. If you have any questions about this offer, please feel free to call Marcia Avedon at [Redacted], or Jeff Blair at [Redacted]. For any other questions, please feel free to contact me at [Redacted].

Sincerely,
/s/ Michael W. Lamach
Michael W. Lamach
Chairman and Chief Executive Officer

cc:     Marcia Avedon
Jeff Blair

Attachments:

•	Proprietary Agreement

Conditions of Offer:

This offer is contingent upon the following:

1.
Understanding and agreement that your employment is to be “at will”. This means that you or New Security, for any reason or no reason, may terminate employment and that nothing in this offer is intended to create a contract of employment for any period of time.

2.	Understanding, agreeing, signing and returning the Proprietary Information Agreement.

CANDIDATE ACCEPTANCE

I accept your offer of employment with New Security as Senior Vice President and General Counsel and agree to the conditions herein and in the offer letter.

/s/ Barbara Santoro            April 11, 2013
Ms. Barbara Santoro            Date